RNS Transaction in Own Shares TRANSACTION IN OWN SHARES UNILEVER PLC Released 07:00:06 28 April 2025 RNS Number : 3214G Unilever PLC 28 April 2025 TRANSACTIONS IN OWN SECURITIES 28 April 2025 Unilever PLC (the "Company") announces today that it has purchased the following nu ordinary shares on the London Stock Exchange from Goldman Sachs International ("th The repurchased shares will be held in treasury. Ordinary Shares Date of purchase: 25 April 2025 Number of ordinary shares purchased: 50,000 Highest price paid per share: GBP 47.2100 Lowest price paid per share: GBP 46.8100

Volume weighted average price paid per share: GBP 46.9818 Such purchases form part of the Company's existing share buy-back programme and we pursuant to the instructions issued to the Broker by the Company on 13 February 2025, on that date. Following the purchase of these shares, Unilever holds 67,246,885 of its ordinary share and has 2,501,300,934 ordinary shares in issue (excluding treasury shares). Aggregated information Trading venue Volume weighted average price (GBP) Aggregated volume LSE 46.9818 50,000 BATS 0.0000 0 Chi-X 0.0000 0 Turquoise 0.0000 0 Aquis 0.0000 0 Transaction details In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the U Market Abuse Regulation), a full breakdown of the individual trades made by the Broke the Company as part of the buy-back programme is detailed below: Quantity bought Price (GBP) Trading Venue Tim 489 47.04 XLON 08 46 47.10 XLON 08 220 47.10 XLON 08 47 47.10 XLON 08 48 47.10 XLON 08 115 47.10 XLON 08 327 47.11 XLON 08 6 47.11 XLON 08 235 47.10 XLON 08 352 47.08 XLON 08 126 47.08 XLON 08 211 47.13 XLON 08 214 47.11 XLON 08 211 47.04 XLON 08 204 46.98 XLON 08 62 46.99 XLON 09

147 46.99 XLON 09 211 46.98 XLON 09 207 47.06 XLON 09 213 47.04 XLON 09 212 47.02 XLON 09 205 47.00 XLON 09 210 46.92 XLON 09 208 46.95 XLON 09 205 46.92 XLON 09 203 46.88 XLON 09 80 46.85 XLON 09 267 46.98 XLON 09 36 46.95 XLON 09 220 47.00 XLON 09 218 47.02 XLON 09 212 47.02 XLON 09 203 47.06 XLON 09 209 46.97 XLON 09 203 46.96 XLON 09 203 46.95 XLON 09 209 46.93 XLON 09 208 46.94 XLON 10 73 46.94 XLON 10 132 46.94 XLON 10 204 46.94 XLON 10 207 46.90 XLON 10 209 46.87 XLON 10 205 46.91 XLON 10 203 46.88 XLON 10 208 46.90 XLON 10 207 46.90 XLON 10 207 46.85 XLON 10 204 46.95 XLON 10 208 47.01 XLON 10 208 46.95 XLON 10 205 46.95 XLON 10 205 46.92 XLON 10 136 46.92 XLON 10 70 46.92 XLON 10 90 46.91 XLON 10

132 46.95 XLON 10 133 46.95 XLON 10 246 47.06 XLON 10 222 47.08 XLON 11 5 46.97 XLON 11 14 46.97 XLON 11 202 46.95 XLON 11 202 46.94 XLON 11 36 46.94 XLON 11 166 46.94 XLON 11 206 46.94 XLON 11 203 46.98 XLON 11 207 46.93 XLON 11 209 46.88 XLON 11 205 46.92 XLON 11 207 46.92 XLON 11 209 46.93 XLON 11 203 46.94 XLON 11 202 46.99 XLON 11 212 46.98 XLON 11 13 46.98 XLON 11 4 46.98 XLON 11 2 46.98 XLON 11 191 46.98 XLON 11 16 47.04 XLON 11 188 47.04 XLON 11 166 47.02 XLON 11 36 47.02 XLON 11 207 47.01 XLON 11 204 47.01 XLON 12 203 47.02 XLON 12 208 46.99 XLON 12 2 46.96 XLON 12 107 46.96 XLON 12 74 47.10 XLON 12 181 47.10 XLON 12 210 47.10 XLON 12 225 47.17 XLON 12 229 47.15 XLON 12 265 47.21 XLON 12

285 47.19 XLON 12 2 47.15 XLON 12 240 47.15 XLON 12 203 47.15 XLON 12 10 47.15 XLON 12 2 47.15 XLON 12 2 47.15 XLON 12 82 47.15 XLON 12 59 47.12 XLON 12 256 47.09 XLON 12 221 47.05 XLON 12 220 47.08 XLON 13 141 47.12 XLON 13 74 47.12 XLON 13 29 47.16 XLON 13 315 47.15 XLON 13 245 47.17 XLON 13 234 47.15 XLON 13 202 47.16 XLON 13 222 47.16 XLON 13 215 47.17 XLON 13 209 47.15 XLON 13 287 47.15 XLON 13 211 47.13 XLON 13 206 47.11 XLON 13 287 47.12 XLON 13 205 47.11 XLON 13 246 47.12 XLON 13 220 47.12 XLON 13 205 47.11 XLON 13 135 47.10 XLON 13 250 47.11 XLON 14 229 47.13 XLON 14 220 47.12 XLON 14 202 47.11 XLON 14 220 47.08 XLON 14 210 47.04 XLON 14 204 47.07 XLON 14 203 47.09 XLON 14 207 47.08 XLON 14

210 47.07 XLON 14 213 47.04 XLON 14 206 47.04 XLON 14 207 47.06 XLON 14 204 47.11 XLON 14 202 47.11 XLON 14 208 47.07 XLON 14 215 47.03 XLON 14 214 47.05 XLON 14 208 47.02 XLON 14 205 47.00 XLON 14 212 47.02 XLON 14 212 46.98 XLON 14 210 46.95 XLON 14 89 47.00 XLON 14 2 47.04 XLON 14 120 47.04 XLON 14 116 47.04 XLON 14 226 47.09 XLON 14 237 47.11 XLON 14 216 47.09 XLON 14 212 47.08 XLON 14 205 47.04 XLON 14 213 47.02 XLON 14 212 46.98 XLON 14 73 46.97 XLON 14 139 46.97 XLON 14 206 46.95 XLON 14 202 46.95 XLON 14 206 46.94 XLON 14 17 46.94 XLON 14 191 46.94 XLON 14 180 47.03 XLON 14 217 47.07 XLON 14 61 47.07 XLON 14 236 47.05 XLON 14 30 47.03 XLON 14 244 47.02 XLON 14 220 47.04 XLON 14 20 47.04 XLON 14

225 47.04 XLON 14 214 47.01 XLON 14 183 46.99 XLON 14 221 46.96 XLON 14 202 46.96 XLON 14 2 46.96 XLON 15 202 46.96 XLON 15 209 46.96 XLON 15 206 46.98 XLON 15 203 46.95 XLON 15 210 46.95 XLON 15 202 46.91 XLON 15 203 46.89 XLON 15 46 46.86 XLON 15 179 46.86 XLON 15 215 46.90 XLON 15 160 46.86 XLON 15 59 46.86 XLON 15 221 46.85 XLON 15 231 46.83 XLON 15 220 46.81 XLON 15 222 46.83 XLON 15 224 46.81 XLON 15 212 46.86 XLON 15 208 46.86 XLON 15 221 46.90 XLON 15 216 46.87 XLON 15 1 46.87 XLON 15 216 46.84 XLON 15 200 46.84 XLON 15 216 46.84 XLON 15 277 46.89 XLON 15 202 46.87 XLON 15 202 46.87 XLON 15 263 46.91 XLON 15 203 46.90 XLON 15 217 46.90 XLON 15 215 46.91 XLON 15 177 46.90 XLON 15 254 46.89 XLON 15

71 46.86 XLON 15 220 46.86 XLON 15 4 46.86 XLON 15 49 46.86 XLON 15 244 46.86 XLON 15 333 46.87 XLON 15 314 46.88 XLON 15 321 46.94 XLON 15 317 46.94 XLON 15 320 46.92 XLON 15 329 46.88 XLON 15 36 46.90 XLON 15 293 46.90 XLON 15 32 46.91 XLON 15 37 46.91 XLON 15 261 46.91 XLON 15 220 46.93 XLON 15 116 46.93 XLON 15 326 46.91 XLON 15 351 46.93 XLON 16 375 46.94 XLON 16 216 46.95 XLON 16 228 46.95 XLON 16 230 46.95 XLON 16 21 46.95 XLON 16 302 46.95 XLON 16 32 46.94 XLON 16 288 46.94 XLON 16 220 46.92 XLON 16 132 46.92 XLON 16 364 46.92 XLON 16 354 46.90 XLON 16 44 46.90 XLON 16 32 46.90 XLON 16 283 46.90 XLON 16 247 46.90 XLON 16 325 46.91 XLON 16 346 46.88 XLON 16 58 46.86 XLON 16 89 46.86 XLON 16

110 46.86 XLON 16 266 46.87 XLON 16 271 46.86 XLON 16 253 46.85 XLON 16 337 46.87 XLON 16 286 46.87 XLON 16 246 46.87 XLON 16 217 46.86 XLON 16 246 46.85 XLON 16 138 46.83 XLON 16 118 46.83 XLON 16 407 46.85 XLON 16 Media Enquires: Please contact the Unilever Press Office at: Press-Office.London@Unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.